SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Analyst’s Day presentation.

© Repsol YPF SA, – January 2011 Analyst’s Day – London, January 27 th Brief Exploration Update January 2011

© Repsol YPF SA, – January 2011
Disclaimer
ALL RIGHTS ARE RESERVED
© REPSOL YPF, S.A. 2010
Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of
Repsol YPF, S.A.
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities
Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol
YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements.
Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the
Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the
United States. Those fillings are available on Repsol YPF’s
website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

© Repsol YPF SA, – January 2011
Short term plans
Realising our current portfolio:
Countries with exploration drilling in 2011
• Brazil 8 wells + 3 that finish the next year and several tests
• USA 1 offshore, 2 onshore and…..
• Libya 4 wells
• Norway 2 wells
• Liberia 1 well  (we could see more activity in SL/L)
• Guyana 1 well
• Cuba 1 well
• Morocco 1+1 wells
• Colombia 3 wells (2 small)
• Bolivia 1 well
• Peru 1 well
• Still working on defining 1 well in Algeria, Spain, Kazakhstan

© Repsol YPF SA, – January 2011
Short term plans
Realising our current portfolio:
Present operations
• Advanced 1 well in Oman
• In the final stages in two wells in Libya
• Casing 1 well in Brazil
And
• Drilling in Bolivia
• Spud 1 well onshore USA

© Repsol YPF SA, – January 2011
Short term plans
Building our future portfolio:
Main seismic programmes for 2011
• Norway offshore 3D
• Libya onshore 3D op
• Algeria onshore 3D op
• Indonesia offshore 2D op
• Russia onshore 2D op
• Brazil offshore 3D
• Colombia  offshore 3D coop
• Several 3D spec acquisitions in onshore & offshore USA

© Repsol YPF SA, – January 2011
Medium term plans
Renewing our acreage position:
We are recovering our acreage position after intensifying our efforts in
2009 (In 2009 we had net 128573 km2 in 349 blocks and in 3rd Q 2010 already had 141900 km2 in 359 blocks not counting strong performance in
4th Q)
• Main acreage incorporations (*)
• Norway 3 blocks
• Morocco 1 block
• Algeria 1 block
• Indonesia 5 blocks
• Spain (unconventional)
• Oman 1 block
• Offshore Western Canada 2 blocks
• GOM 7 projects included in 16 GoM blocks
• Russia 2 blocks
• Colombia 2 blocks +
• Tunisia 3 blocks
(*) Some waiting ratification

© Repsol YPF SA, – January 2011
Medium term plans
In spite of the hard external context we are succeeding in replacing our acreage and are well positioned to continue capturing blocks in the areas we have selected for growth
In this process, during 2010 we screened 230 farm in opportunities and 192 blocks that were included in bid rounds

© Repsol YPF SA, – January 2011
Continuing Medium to Long term plans
We will:
• Expand our efforts in West Africa (SL, L, EG, A+)
• Continue with our strategy of balancing North America offshore with more onshore opportunities
• Work and expand beyond Norway the Eastern North Atlantic Margin
• Continue looking for additional acreage in plays we are developing for the Mediterranean
• Expand the Tertiary Caribbean play
• Be ready for more opportunities in Brazil
• Mature our play in the Peruvian Subandean belt
• Exploit our presence in ME Caspian for more opportunities

© Repsol YPF SA, – January 2011 Analyst’s Day – London, January 27 th Brief Exploration Update January 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: January 27th, 2011	By:	/s/ MIGUEL ANGEL DEVESA
	Name:	Miguel Angel Devesa
	Title:	Chief Financial Officer